UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)

OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934.

(Amendment No. 1)

MIDAS, INC.

(Name of Subject Company (Issuer))

GEARSHIFT MERGER CORP.

a wholly owned subsidiary of

TBC CORPORATION

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

595626102

(CUSIP Number of Class of Securities)

Brian Maciak

VP & General Counsel, TBC Retail Group

TBC Corporation

4300 TBC Way

Palm Beach Gardens, FL 33410

(561) 383-300 ext. 2608

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

Alan J. Neuwirth, Esq.

Bradley K. Edmister, Esq.

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, NY 10178-0060

(212) 309-6110

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$172,019,707	$19,713.46

*	The transaction valuation is an estimate calculated solely for purposes of determining the amount of the filing fee. The transaction valuation is equal to the sum of (a) an amount equal to $11.50, the per share tender offer price, multiplied by the sum of 14,408,542, the number of shares of common stock issued and outstanding (including 752,479 shares of restricted stock), plus (b) an amount equal to 1,681,511, the number of shares of common stock that were reserved for issuance pursuant to stock option and stock appreciation rights plans, multiplied by $11.50, plus an amount equal to 41,273, the number of shares of common stock that were reserved for issuance pursuant to a warrant agreement, multiplied by $11.50. The foregoing share figures have been provided by the issuer to the offerors and are as of close of business on March 9, 2012.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction valuation by 0.00011460.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$19,713.46	Filing Party:	Gearshift Merger Corp. and TBC Corporation
Form or Registration No.:	Schedule TO-T	Date Filed:	March 28, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements Items 11 and 12 in the Tender Offer Statement on Schedule TO originally filed on March 28, 2012 with the Securities and Exchange Commission by Gearshift Merger Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of TBC Corporation, a Delaware corporation (“Parent”) (the “Schedule TO”). The Schedule TO relates to the tender offer by Purchaser and Parent to purchase all of Midas, Inc.’s outstanding Shares for $11.50 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase of Purchaser and Parent dated March 28, 2012, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise indicated in this Amendment No. 1, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Item 11.	Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

The information in the Offer to Purchase under the caption “THE TENDER OFFER – 17. Certain Legal Matters; Regulatory Approvals – Litigation” is hereby amended and supplemented by adding the following paragraphs as the final paragraphs of such section:

“On March 28, 2012, Rod Sowder, alleging himself to be a stockholder of Midas, filed a purported stockholder class action complaint in the Court of Chancery of the State of Delaware (the “Sowder Complaint”) against all members of the Midas Board, Midas, Parent and Purchaser. The Sowder Complaint alleges that the members of the Midas Board breached their fiduciary duties to Midas’ stockholders by failing to take steps to maximize the value of Midas to its public stockholders, and alleges that Parent and Purchaser aided and abetted the breach of fiduciary duty. The suit seeks equitable relief, including an injunction of the Offer and the Merger and unspecified damages and also seeks the costs of the action, including reasonable attorneys’ and experts’ fees. Purchaser and Parent believe the allegations are without merit and intend to defend the action vigorously.

On March 30, 2012, Alan Kahn, alleging himself to be a stockholder of Midas, filed a purported stockholder class action complaint in the Court of Chancery of the State of Delaware (the “Kahn Complaint”) against all members of the Midas Board, Midas, Parent and Purchaser. The Kahn Complaint alleges that the members of the Midas Board breached their fiduciary duties to Midas’ stockholders by putting their personal interests above those of the stockholders, failing to take adequate measures to ensure that stockholders’ interests are properly protected, and by failing to take steps to maximize the value of Midas to its public stockholders. The Kahn Complaint also alleges that Midas’ Schedule 14D-9 fails to disclose all material information necessary for the stockholders to make an informed decision with respect to the proposed transaction. The Kahn Complaint further alleges that Parent and Purchaser aided and abetted the alleged breaches of fiduciary duty. The suit seeks equitable relief, including an injunction of the Offer and the Merger and unspecified damages, an accounting of damages and also seeks the costs of the action, including attorneys’ and experts’ fees and expenses and pre- and post- judgment interest, if applicable. Parent and Purchaser believe the allegations are without merit and intend to defend the action vigorously.”

The information in the Offer to Purchase under the caption “THE TENDER OFFER – 17. Certain Legal Matters; Regulatory Approvals – Antitrust Compliance” is hereby amended by restating the final paragraph thereof to read as follows:

“Each of Midas and Parent filed on March 21, 2012, a Premerger Notification and Report Form with the FTC and the Antitrust Division for review in connection with the Offer. On March 30, 2012, the FTC notified Parent that early termination of the HSR waiting period had been granted.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(1)(I)	Joint Press Release issued by Midas and Parent dated April 2, 2012

2

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

GEARSHIFT MERGER CORP.

By:	/s/ Brian Maciak
	Name:	Brian Maciak
	Title:	Vice President and Secretary
	Date:	April 2, 2012

TBC CORPORATION

By:	/s/ Erik Olsen
	Name:	Erik Olsen
	Title:	Executive Vice President and Chief Operating Officer
	Date:	April 2, 2012

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(I)	Joint Press Release issued by Midas and Parent dated April 2, 2012